SEAFARER EXPLORATION CORP.
14497 N. Dale Mabry Highway, Suite 209N
Tampa, Florida 33618
(813) 448-3677

January 17, 2014

Jim B. Rosenberg,
Sr. Asst. Chief Accountant
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Seafarer Exploration Corp. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed April 15, 2013 File No. 000-29461

Dear Mr. Rosenberg:

Seafarer Exploration Corp. submits this letter to you in response to the letter of December 24, 2013, which letter includes comments of the staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter contains our responses to the Staff’s comments.  We are concurrently filing Amendment No. 1 to the Form 10-K with the Commission with our submission of this letter.

Form 10-K for the fiscal year ended December 31, 2012

Item 9A.  Controls and Procedures, page 19

1.	Please revise your discussion of Controls and Procedures to address the following:

•
You reference the effectiveness of your disclosure controls and procedures as of December 31, 2010.  Please revise your disclosure to state your principal executive and principal financial officer’s conclusion about the effectiveness of your disclosure controls and procedures as of the end of December 31, 2012, the period covered by your report.

•
Please revise your disclosure to state your principal executive and principal financial officer’s conclusion about the effectiveness (i.e. effective or not effective) of your internal controls over financial reporting at the end of December 31, 2012.  You currently only discuss management’s assessment of your disclosure controls and procedures and the material weaknesses in the internal controls over financial reporting.

•
The framework on which management’s evaluation of the issuer’s internal control over financial reporting should be based on a recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment.  Please revise your disclosure to include what framework was used.

•	Please state if the Company has made any change in your internal control over financial reporting during the period ended December 31, 2012. You currently reference the period ended December 31, 2010.

Response:

We acknowledge the staff’s comment and have amended our Form 10-K accordingly to include:  (i) our principal executive and principal financial officer’s conclusion about the effectiveness of our disclosure controls and procedures as of the end of December 31, 2012; (ii) the conclusion of our principal executive and principal financial officer regarding the effectiveness of our internal controls over financial reporting at the end of December 31, 2012; and (iii) a discussion regarding the lack of any formal, recognized control framework utilized to evaluate our internal controls over financial reporting, along with reference to our intent to utilize for future annual evaluations the framework based on the criteria for effective internal control described Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (as revised).  We also have included the disclosure that there was no change in our internal control over financial reporting during the period ended December 31, 2012.

Exhibits 31

2.
The executive certifications you have filed as exhibits to your Form 10-K do not contain the exact certification wording required by Item 601(b)(31) of Regulation S-K. Please revise the certifications to include the entire introductory language of paragraph 4 to also address your officers’ responsibility for establishing and maintaining internal control over financial reporting.   In this regard, please refer to Question 17 of the Corporation Finance Sarbanes Oxley Act of 2002 Frequently Asked Questions at:http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Response:

We acknowledge the staff’s comment and have amended the Exhibit 31 to our Form 10-K accordingly, to include the required language.

Furthermore, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to the Commission staff’s comments and request that the staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, (727) 471-0447 facsimile or Kyle G. Kennedy at (813) 448-3677 regarding any further questions.

Sincerely,

SEAFARER EXPLORATION CORP.

/s/:  Kyle G. Kennedy
Kyle G. Kennedy,
Chief Executive Officer